Exhibit 99.3

Guardforce AI Announces Interim Results for the Period Ended June 30, 2021

New York, December 17, 2021 – Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ: GFAI, GFAIW) today announced its unaudited interim financial results for the six months ended June 30, 2021.

Recent Company Highlights

●	On December 9, 2021, the Company announced its planned U.S. expansion with the proposed acquisition of SBC Global Holdings Inc. with a purchase price of $2 million, paid in a mix of cash (10%) and Company’s ordinary shares (90%), with expected value of the equity portion based upon a price of $4.20 per Company share.
●	On November 30, 2021, Guardforce AI announced that its subsidiary, Guardforce Cash Solutions Security (Thailand) Co., Ltd., or GF Cash (CIT), has been selected as the authorized operator of a Consolidated Cash Center (CCC) for Hadyai CCC for a period of five years starting January 17, 2022.
●	Entered into a Transfer Agreement, on November 18, 2021, to acquire 100% of the equity interests in Macau GF Robotics Limited, a company incorporated in Macau.
●	On November 18, 2021, entered into a Transfer Agreement to acquire 100% of the equity interests in GF Robotics Malaysia Sdn. Bhd., a company incorporated in Malaysia.
●	Entered into a Transfer Agreement, on November 1, 2021, to acquire 100% of the equity interests in Guardforce AI Singapore Pte. Ltd., a company incorporated in Singapore.
●	Relocated our principal executive offices from Thailand to Singapore.
●	On October 1, 2021, Guardforce AI closed its initial public offering of 3,614,458 units of the Company, at a public offering price of $4.15 per unit, with each unit consisting of one ordinary share of the Company, par value $0.003 per share (the “Ordinary Share”), and one warrant to purchase one Ordinary Share, for aggregate gross proceeds of approximately $15 million, before underwriting discounts and other offering expenses.
●	On September 29, 2021, the Company’s Ordinary Shares started trading under the symbol “GFAI” and its warrants started trading under the symbol “GFAIW”, both on the Nasdaq Capital Market. Each Ordinary Share is being sold together with one warrant to purchase one Ordinary Share.
●	On September 28, 2021, the Company’s registration statement on Form F-1 was declared effective by the SEC.
●	On August 20, 2021, the shareholders of the Company approved a 1 for 3 reverse split of the Company’s authorized and issued ordinary shares whereby every three shares were consolidated into one share. The shareholders of the Company also approved a proposal to resolve fractional entitlements to the Company’s issued ordinary shares resulting from the Reserve Split and an increase in the Company’s authorized ordinary shares from 100,000,000 to 300,000,000.
●	In March 2021, the Company completed its majority acquisition of Handshake Networking Limited, acquiring a 51% interest in Handshake in exchange for 43,700 ordinary shares valued at $327,763.
●	On January 26, 2021, the Bank of Thailand announced that Guardforce AI subsidiary, GF Cash (CIT), had been selected as the authorized operator of the Consolidated Cash Center (CCC) in the Khon Kaen province of Thailand for a period of five years starting April 19, 2021.

Management Commentary

Terence Yap, Chairman of Guardforce AI, commented, “As a cash logistics business historically based in Thailand, 2021 was as a year of strategic change within our business, positioning the Company for continued growth. Currently, nearly all of our revenues are derived from our secure logistics business. In 2020, at the onset of the COVID-19 pandemic, we began to develop other non-cash related solutions and services. During this time, robotic solutions for our customers were rolled out in Thailand and the Asia Pacific region. For the six months ended June 30, 2021 and 2020, we had generated approximately $0.2 million and $0.1 million, respectively in revenue from our robotic solutions business, demonstrating our progress towards our goal of diversifying our service offerings, and more importantly revenue streams as we believe trends in the security industry over the next decade will be characterized by rapid technological change, continual convergence between physical security and cybersecurity and increased competition. Against the backdrop of these industry trends, we aim to enhance shareholder value by maintaining and consolidating our leading position in the Thailand secured logistics services market as well as leveraging our competitive strengths to exploit new opportunities arising from the increasing physical and cyber convergence and the growth in regional security demand.

“Our goal of expanding our Robots as a Service (RaaS) platform to efficiently offer more AI value-added services for our customers is most evident in our recently announced U.S. expansion through the proposed acquisition of SBC Global Holdings Inc. This strategic expansion is in-line with our goal of increasing the speed of transformation and enhancing our technological capabilities by acquiring or establishing partnerships with technology innovators in the cybersecurity, artificial intelligence, robotics and related fields. Lastly, this acquisition allows us to expand and gain access to our target markets, increasing our international presence,” Terence Yap concluded.

Financial Summary for Six Months Ended June 30, 2021

●	Loss from operations was $1.3 million compared to $0.8 million in the same period of 2020. EBITDA was $1.4 million on non-IFRS measurement, compared to $1.4 million in the same period of 2020, an increase of 2%.
●	Net loss remained consistent at $1.6 million compared the same period of 2020. Non-IFRS net income was $1.5 million, an increase of 7.5% compared to $1.4 million in the same period of 2020. This was mainly due to an increase in cost of revenues and allowance on withholding tax receivables.
●	Loss per share was $0.09. Non-IFRS earnings per share was $0.09, an increase of 12.5% compared to $0.08 in the same period of 2020.
●	Net cash provided by operating activities was $2 million, an increase of 74.9% compared to $1.2 million in the same period of 2020 was mainly due to the collection of the withholding tax refund of approximately $0.7 million in January 2021.
●	Revenue was approximately $18.4 million, compared to $18.7 million in the same period of 2020 primarily due to the severe spread of COVID-19 in Thailand from March to May 2020 significantly reducing the number of customer orders.
●	For the six months ended June 30, 2021, the Company generated approximately $0.1 million in revenue from our cyber security business.
●	For the six months ended June 30, 2021, our cost of revenue was $16.3 million, an increase of $905,283, or 5.9%, compared to $15,441,180 for the six months ended June 30, 2020. Cost of revenue as a percentage of our revenues increased from 82.4% for the six months ended June 30, 2020 to 88.8% for the six months ended June 30, 2021. This increase was mainly due to the increase in fuel consumption costs in 2021 by approximately 35.8%.
●	As a percentage of revenue, our gross margin was 11.2% for the six months ended June 30, 2021, compared to 17.6% for the six months ended June 30, 2020, primarily due to increase in labor costs of overtime, fuel consumption costs and reallocation of rental expense in 2021.
●	For the six months ended June 30, 2021, our total administrative expenses were $3.3 million, a decrease of $822,924, or 20.1%, compared to $4.1 million for the six months ended June 30, 2020. The decrease was mainly due to absence of severance payment due to no employee layoffs, a decrease in employee compensation and related expenses due to the reduction in necessary manpower in 2021, and a decrease in rental expense for our Thailand office.
●	For the six months ended June 30, 2021, our income tax expense was $nil, a decrease of $58,368, as compared to the six months ended June 30, 2020. We are subject to various rates of income tax under different jurisdictions. No income tax expense was due as there was no taxable profit reported in 2020.

Reconciliations of IFRS measures to non-IFRS measures presented above are included at the end of this document.

JUNE INTERIM OPERATIONAL AND FINANCIAL RESULTS

	For the six months ended June 30,
	2021		2020
	$	% of Revenue	$	% of Revenue
Revenue	18,405,025	100.0%	18,728,786	100.0%
Cost of revenue	(16,346,463)	(88.2)%	(15,441,180)	(82.5)%
Gross margin	2,058,562	11.8%	3,287,606	17.5%
Provision for withholding tax receivables	(98,226)	(0.5)%	-	-
Administrative expenses	(3,271,608)	(17.8)%	(4,097,532)	(21.9)%
Loss from operations	(1,311,272)	(6.5)%	(806,926)	(4.4)%
Other income	237,178	1.3%	32,452	0.2%
Foreign exchange loss, net	(40,137)	0.2%	(310,207)	(0.9)%
Finance costs	(440,952)	(2.4)%	(435,713)	(2.3)%
Loss before income tax expense	(1,555,183)	(7.8)%	(1,520,394)	(7.4)%
Provision for income taxes	-	-	(58,368)	(0.3)%
Net loss for the year	(1,555,183)	(7.8)%	(1,578,762)	(7.7)%
Net loss attributable to:
Equity holders of the Company	(1,555,274)		(1,573,342)
Non-controlling interests	91		(5,420)
	(1,555,183)		(1,578,762)

Guardforce AI Co., Limited and Subsidiaries

Unaudited Consolidated Statements of Profit or Loss

(Expressed in U.S. Dollars)

	For the six months ended June 30,
	2021	2020

Revenue	$18,405,025	$18,728,786
Cost of revenue	(16,346,463)	(15,441,180)
Gross margin	2,058,562	3,287,606

Provision for withholding taxes receivable	(98,226)	-
Administrative expenses	(3,271,608)	(4,097,532)
Loss from operations	(1,311,272)	(806,926)

Other income, net	237,178	32,452
Foreign exchange loss, net	(40,137)	(310,207)
Finance costs	(440,952)	(435,713)
Loss before provision for income taxes	(1,555,183)	(1,520,394)

Provision for income taxes	-	(58,368)
Loss for the year	(1,555,183)	(1,578,762)
Less: net loss (profit) attributable to non-controlling interests	(91)	5,420
Loss attributable to equity holders of the Company	$(1,555,274)	$(1,573,342)

Loss per share
Basic and diluted (loss) profit for the year attributable to ordinary equity holders of the Company*	$(0.09)	$(0.09)

Weighted average number of shares used in computation:
Basic and diluted*	17,486,264	17,090,926

*	Giving retroactive effect to the reverse split on August 20, 2021.

REVENUE

Disaggregation information of revenue by service type is as follows:

	For the six months ended June 30,
	2021	Percentage of Total	2020	Percentage of Total
Service Type	$	Revenue	$	Revenue
Cash-In-Transit – Non-Dedicated Vehicles (CIT Non-DV)	$5,939,614	32.3%	$5,964,178	31.8%
Cash-In-Transit - Dedicated Vehicle to Banks (CIT DV)	2,380,880	12.9%	2,438,017	13.0%
ATM Management	5,806,020	31.5%	6,267,452	33.5%
Cash Processing (CPC)	1,401,421	7.6%	1,443,220	7.7%
Cash Center Operations (CCT)	1,540,291	8.4%	1,595,889	8.5%
Cheque Center Service (CDC)	31,081	0.2%	30,285	0.2%
Others **	251,890	1.4%	223,342	1.2%
Cash Deposit Management Solutions (GDM)	849,956	4.6%	637,877	3.4%
Robotics AI solutions	203,872	1.1%	128,250	0.7%
Total	$18,405,025	100.0%	$18,728,786	100.0%

**	Others include primarily revenue from express cash and coin processing services.

Guardforce AI Co., Limited and Subsidiaries

Unaudited Consolidated Statements of Financial Position

(Expressed in U.S. Dollars)

	June 30, 2021	December 31, 2020

Assets
Current assets:
Cash and cash equivalents	$7,725,129	$8,414,044
Accounts receivable, net	5,790,229	5,468,911
Withholding taxes receivables	-	690,487
Other current assets	2,462,654	1,584,884
Deferred costs	38,880	-
Inventory	2,553,957	495,081
Amount due from related parties	7,422	373,268
Total current assets	18,578,271	17,026,675

Restricted cash	1,667,081	1,715,866
Fixed assets, net	9,075,078	7,884,354
Right-of-use assets	2,868,604	4,190,351
Intangible assets, net	189,438	223,408
Goodwill	329,534	-
Withholding taxes receivable, net	3,359,752	3,534,552
Deferred costs	68,040	-
Deferred tax assets, net	972,384	1,038,346
Other non-current assets	330,416	361,275
Total Assets	$37,438,598	$35,974,827

Liabilities and (Deficit) Equity
Current liabilities:
Trade and other payables	$3,050,006	$1,540,411
Short-term borrowings from financial institutions	2,687,057	494,994
Current portion of operating lease liabilities	1,556,425	2,211,984
Current portion of finance lease liabilities, net	790,704	632,105
Other current liabilities	1,349,427	1,249,106
Deferred revenue	43,200	-
Income tax payables	-	284,627
Amount due to related parties	3,142,503	1,670,469
Total current liabilities	12,619,322	8,083,696

Long-term borrowings from financial institutions	-	993,869
Operating lease liabilities	1,482,152	2,106,429
Long-term borrowings from related parties	19,381,520	19,085,812
Finance lease liabilities, net	825,841	1,023,366
	75,600	-
Provision for employee benefits	6,547,498	6,841,673
Total liabilities	40,931,933	38,134,845

Commitments and Contingencies

(Deficit) Equity
Ordinary shares* – par value $0.003 authorized 100,000,000 shares, issued and outstanding 17,587,388 shares at June 30, 2021; par value $0.003 authorized 100,000,000 shares, issued and outstanding 17,356,090 shares at December 31, 2020	52,763	52,069
Subscription receivable	(50,000)	(50,000)
Additional paid in capital	2,409,864	2,082,795
Legal reserve	223,500	223,500
Deficit	(6,277,569)	(4,722,294)
Accumulated other comprehensive income	98,353	204,249
Total deficit attributable to equity holders of the Company	(3,543,089)	(2,209,681)
Total equity attributable to non-controlling interests	49,754	49,663
Total deficit	(3,493,335)	(2,160,018)
Total Liabilities and Equity	$37,438,598	$35,974,827

*	Giving retroactive effect to the reverse split on August 20, 2021.

Guardforce AI Co., Limited and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)

	For the six months ended June 30,
	2021	2020
Net cash provided by operating activities	$2,042,948	$1,168,130
Net cash used in investing activities	(2,224,468)	(194,249)
Net cash (used in) provided by financing activities	(1,653)	536,019
Effect of exchange rate changes on cash	(554,527)	(178,354)
Net increase in cash and cash equivalents, and restricted cash	(737,700)	1,331,546
Cash and cash equivalents, and restricted cash at beginning of year	10,129,910	7,687,721
Cash and cash equivalents, and restricted cash at end of year	$9,392,210	$9,019,269

NON-IFRS FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the non-IFRS adjusted EBITDA as financial measures for our consolidated results.

We believe that adjusted EBITDA help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations and net income. We believe that these non-IFRS measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present the non-IFRS financial measures in order to provide more information and greater transparency to investors about our operating results.

EBITDA represents net income before (i) finance costs, income taxes and depreciation of fixed assets and amortization of intangible assets, which we do not believe are reflective of our core operating performance during the periods presented.

Non-IFRS adjusted net income represents net income before (i) finance costs, income taxes and depreciation of fixed assets and amortization of intangible assets, (ii) certain non-cash expenses, consisting of stock-based compensation expense and allowance for withholding tax receivables.

Non-IFRS earnings per share represents non-IFRS net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods. Non-IFRS diluted earnings per share represents non-IFRS net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis.

The table below is a reconciliation of our net income to EBITDA and non-IFRS net income for the periods indicated:

	For the six months ended June 30,
	2021	2020
Net loss - IFRS	$(1,555,183)	$(1,578,762)
Finance costs	440,952	435,713
Income taxes	-	58,368
Depreciation and amortization expense	2,542,432	2,486,283
EBITDA	1,428,201	1,401,602
Allowance for withholding tax receivables	98,226	-
Stock-based compensation expenses	-	18,826
Adjusted net income (Non-IFRS)	$1,526,427	$1,420,428

Non-IFRS earnings per share
Basic and diluted profit for the year attributable to ordinary equity holders of the Company*	$0.09	$0.08

Weighted average number of shares used in computation:
Basic and diluted*	17,486,264	17,090,926

*	Giving retroactive effect to the reverse split on August 20, 2021.

ABOUT Guardforce AI

Guardforce AI Co. Ltd. (Nasdaq: GFAI, GFAIW) is a leading integrated security solutions provider that is trusted to protect and transport the high-value assets of public and private sector organizations. Developing and introducing innovative technologies that enhance safety and protection, Guardforce AI helps clients adopt new technologies and operate safely as the Asia Pacific business landscape evolves.

For more information, visit www.guardforce.ai.

forward-looking statements

This press release contains forward-looking statements within the meaning of U.S. federal securities laws. We make such forward-looking statements pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act, Section 21E of the Securities Exchange Act of 1934, as amended, and other federal securities laws. Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as "anticipate," "believe," "continue," "estimate," "expect," "intend," "may," "ongoing," "plan," "potential," "predict," "project," "will" or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. The forward-looking statements contained in this press release are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this press release you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond our control) and assumptions, including the risks described in the reports and other documents we file with the Securities and Exchange Commission. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Any forward-looking statement made by us in this press release speaks only as of the date of this press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

CONTACTS

Corporate Contact:

Yu Hu

Email: yu.hu@guardforceai.com

Phone: (+852) 2838-3500

Media Relations:

Patrick Yu

Email: patrick.yu@fleishman.com

Phone: (+852) 2586-7877

Investor Relations:

Shannon Devine

Email: GFAI@mzgroup.us

Phone: +1 203-741-8811